

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2022

Tom Fitzgerald
Chief Financial Officer
Planet Fitness, Inc.
4 Liberty Lane West
Hampton, NH 03842

> **Re: Planet Fitness, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2021
> Filed March 1, 2022
> File No. 001-37534**

Dear Tom Fitzgerald:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services